Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 - 7010

Gold Fields Limited

Reg. 1968/004880/06

150 Helen Road, Sandown,

Sandton, 2196

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel +27 11 562-9796

Fax +27 11 562-9825

www.goldfields.com

March 16, 2018

By EDGAR

Dear Mr. Decker,

Re: Gold Fields Limited Form 20-F for the year ended December 31, 2016 Filed on April 5, 2017 File No. 001-31318

We refer to your comment letter (the “Comment Letter”) dated March 6, 2018 setting forth the comments of the (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2016 Form 20-F”) of Gold Fields Limited (the “Company”).

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 15. Controls and Procedures, page 284

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, C E Letton^, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman

^Australian, †British, #Ghanaian, ** Executive Director. Company Secretary: MML Mokoka

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Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Introduction

The previous accounting methodology applied in respect of the mineral rights asset at the Australian operation (“mineral rights”) was to depreciate the mineral rights using the units-of-production basis over a useful life that exceeded proved and probable reserves by including endowment ounces.

As part of the SEC comment letter process commencing in August 2017 and in the preparation of the 2017 financial statements, the Company decided to correct the amortisation methodology for mineral rights in order to more reliably estimate the useful life of the mineral rights by excluding the use of endowment ounces.

As a result of this correction in methodology, management identified an understatement of the amortisation and depreciation charge relating to prior periods.

The Company assessed the materiality of the understatement and concluded that it was not material to any of the Company’s previously issued or filed audited consolidated financial statements taken as a whole. However, as part of the SEC comment letter process, the cumulative error was assessed to be material on the carryover (iron curtain) method to the 2017 consolidated financial statements.

As a result, the immaterial errors will be corrected by a retrospective adjustment of the affected financial statement line items in each of the prior periods presented in the consolidated financial statements for the year ended December 31, 2017.

[***]

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For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Staff comment

1.	In your response dated February 9, 2018, you identified the relevant control deficiency for this matter as a design deficiency for an existing control to estimate the endowment ounces used within the denominator of the depreciation calculation under the old accounting method. Please explain how an improved level of precision for the control to estimate endowment ounces would have prevented or detected the error resulting from the selection of an incorrect methodology, especially considering the appropriate depreciation method excludes endowment ounces.

Response

Management agrees that the control over the initial selection, in 2001, of the accounting policy and methodology for mineral rights was not effective. The deficiency identified during Q4 2017 however relates to the continued review of the accounting policy and methodology for mineral rights.

The management review control over the estimation process was not designed at an appropriate level of precision since it did not establish processes and controls that were responsive to assessing the reliable estimation of the endowment ounces in order to meet the guidance over the reliability requirements of International Financial Reporting Standards (“IFRS”). The management review control over the estimation process was not designed at an appropriate level of precision.

During Q4 2017, as a result of the SEC comment letter process, management concluded that the accounting methodology used to amortise mineral rights was inappropriate in that it was not designed at an appropriate level of precision and that the controls over the continued review of an appropriate accounting methodology in respect of the amortisation of mineral rights were ineffective.

The amortisation calculation was inappropriate because management did not design and implement effective controls over the estimation of endowment ounces at an appropriate level of precision and to corroborate the reliability of estimating endowment ounces. Specifically, management’s controls were not adequately designed to develop sufficiently precise estimates of endowment ounces to highlight a potentially material misstatement of

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Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

amortisation. For example, although the endowment ounces were estimated at a mine level and reviewed at an Australian regional level, there was no process or control over a retrospective review at an appropriate level of disaggregation to determine the units-of-production or estimated useful life related to the endowment ounces and, as a result, the reviewer was unable to determine appropriate expectations and precision levels against which to measure the estimate of endowment ounces to ensure they are reliably estimated.

The root cause for this deficiency was that control operators believed that the accounting methodology to amortise mineral rights over a denominator that includes endowment ounces was appropriate as there was a control in place to reliably estimate the endowment ounces at a mine level and this methodology has been consistently applied over many years. The deficiency around the selection of accounting principles relates to the risk assessment component of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), specifically Principle 6.

If management had been able to reliably estimate, at an appropriate level of disaggregation and precision, the endowment ounces used in determining the useful life of mineral rights, the accounting methodology including endowment ounces would have been appropriate and compliant with IFRS.

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Staff comment

2.	Please tell us how you considered the effectiveness of your internal controls related to the selection of accounting methods and policies.

Response

Management has two sets of processes and controls in place in order to ensure that accounting policies and methodologies, which are compliant with IFRS, are appropriately selected and applied. The first set relates to initial selection and the second set relates to the annual review. The selection and continued application of appropriate accounting policies falls within management’s risk assessment process to ensure that the Company complies with IFRS, specifically COSO Principle 6.

Initial selection of accounting policies

Management has processes and controls in place for the selection of accounting policies when there are changes to IFRS and business operations, for significant unusual transactions and any regulatory or industry developments that impact the application of IFRS (“accounting standards and business developments”). These processes and controls include but are not limited to:

•	The preparer gains a detailed understanding of the accounting standards and business developments and prepares a position paper (consulting with an independent accounting advisor where the accounting standards and/or business developments are complex or beyond internal management’s realm of expertise).

•	The reviewer, a person separate and senior to the preparer, reviews the position paper to ensure the assessment and conclusions are appropriate, including the assessment of independent consultations.

•	The Chief Financial Officer reviews and approves changes made to the accounting policies prior to being submitted to the Audit Committee for consideration and approval.

•	All accounting standards and position papers are prepared and reviewed by different personnel with the relevant expertise, skills and experience.

Management performs the controls outlined above during the course of the year. By way of example, during 2017, management was required to develop an appropriate accounting policy/methodology for the impact of new accounting pronouncements, specifically IFRS 15 Revenue from Contracts with Customers, effective January 1, 2018.

No deficiencies in the design and operation of these controls were noted in 2017.

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Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Annual review of appropriateness and application of accounting policies and methodologies

Management has processes and controls in place for the review and updating of accounting policies and methodologies on an annual basis, at a minimum, as part of the annual year-end financial reporting process. The process and related controls include:

•	The review and assessment in Q3 of each year of the appropriateness and relevance of existing accounting policies and methodologies.

•	A roll forward review during the annual year-end financial reporting process of the accounting policies to evaluate whether such policies remain appropriate and relevant given any further changes in accounting standards and business developments.

•	An IFRS disclosure checklist is completed and reviewed as part of the annual year-end financial reporting process.

•	Appropriately qualified accounting staff attend necessary training during the year, including IFRS updates.

•	The Chief Financial Officer reviews and approves changes made to the accounting policies, as part of the annual year-end financial reporting process, prior to being submitted to the Audit Committee for consideration and approval.

As a result of the SEC comment letter process and the failure of the Q3 control to identify the inappropriate amortisation methodology in respect of the mineral rights, management performed a detailed review of all existing accounting policies and methodologies again following the description of the internal controls described above, as part of their 2017 annual year-end financial reporting process. Management reconsidered all accounting policies and methodologies that involved significant judgements and estimates and concluded they remain appropriate, relevant and in compliance with IFRS.

At the date of this letter, management is still completing their annual year-end financial reporting process and is yet to conclude on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

[***]

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Staff comment

3.	With reference to the design deficiency of the control for estimating endowment ounces, your response states that “the potential magnitude of the misstatement…is limited to the difference in depreciation between the current and the proposed componentisation method of depreciation.” Given that either method of depreciation involves multiple inputs that require estimation across mines, years, and what is depreciable and what is not, please explain why the potential magnitude of the misstatement resulting from the deficiency equals the actual error and why it is not necessary to consider the potential magnitude more broadly by incorporating the uncertainty inherent within these inputs. As a starting point for evaluating errors based on absolute value, please tell us the largest potential difference in depreciation at each individual mine for each year based on the level of uncertainty involved with the different estimated inputs for each depreciation method. Also tell us how the sum of the absolute values of the largest potential differences for all of the mines by year impacts your evaluation of the potential magnitude of the misstatement resulting from the deficiency.

Response

With the exception of endowment ounces, management had effective controls in place over all of the data and assumptions used in the calculation of amortisation of mineral rights. These controls operate at an appropriate level of disaggregation and precision. The magnitude of the actual error resulting from the control deficiency was, therefore, limited to the difference in the two methods based on management’s previous analysis and response to the Staff.

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Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

However, as noted in the introduction, management has performed an assessment of the magnitude and likelihood of the potential misstatement resulting from the deficiency outlined in question 1 above. Management has concluded that there is a reasonable possibility that the control deficiency could result in a material misstatement in the Company’s consolidated financial statements.

The error in amortisation between the new and old methods of depreciation at each individual mine for each year on an absolute value basis is as follows:

	Mines			Absolute value
Amortisation and depreciation charge	St Ives USD’million	Agnew USD’million	Granny Smith USD’million	Total USD’million
2017	7.5	(1.7)	(-)	9.2
2016	9.3	(2.5)	(0.1)	11.9
2015	11.7	(4.0)	(0.3)	16.0
2015 opening balance	19.6	(7.8)	(0.9)	28.3

Total cumulative absolute value	48.1	(16.0)	(1.3)	65.4

Management has considered the absolute value of the potential difference at each mine and concluded that on an absolute value basis, the magnitude of the cumulative misstatement is material in 2017 and the potential magnitude of the cumulative misstatement could be material in the future if the control deficiency was unremediated.

In addition, management notes that the magnitude of the misstatement could have potentially been larger or smaller had a different estimation of endowment ounces been used as a result of the unreliability of the estimate.

[***]

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Staff comment

4.	Your response discusses other “known uncorrected errors.” Please tell us if there are similarities with the root cause of the error in depreciation, such as incorrect accounting methodologies or policies. In addition, explain how you considered whether the existence of multiple errors is indicative of a broader deficiency within a component of the COSO framework outside of Control Activities.

Response

Management has assessed whether any of the other “known uncorrected errors” are as a result of the selection of an incorrect accounting methodology or similar to the root cause of the error in amortisation. Management reviewed the evaluation of these previous control deficiencies and has concluded that the control deficiencies relating to the other “known uncorrected errors” are process level control deficiencies unrelated to the control deficiencies and their root cause discussed in our response to Question 1. Specifically, these previous control deficiencies do not relate to amortisation and depreciation, selection of accounting policies or application of accounting methodologies, the same control operator, the Australian Region or estimation precision.

Management has assessed whether the existence of multiple errors was or is indicative of a broader deficiency within the control environment, risk assessment, information and communication and monitoring activities of the 2013 COSO Framework, specifically in the risk assessment component. The assessment considered the root cause of the deficiencies and whether the deficiencies occurred:

•	in a specific segment,

•	by the same control performers and reviewers;

•	in respect of the same financial statement account;

•	relating to similar disclosures or assertions; and

•	the nature of the control deficiency.

[***]

GF_5

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

*****

Staff comment

5.	In view of your identification of a control deficiency related to this matter, please describe the efforts to remediate the control deficiency, tell us the date of implementation for the remediation, and what you considered sufficient time for testing. Also tell us the impact of the above factors on your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31, 2017.

Response

The Company’s annual year-end financial reporting process includes among others: procedures to enter transaction totals into the general ledger; the initiation, authorization, recording and processing of journal entries in the general ledger; procedures for the selection and application of accounting policies; procedures used to record recurring and nonrecurring adjustments to the annual financial statements; and procedures for preparing annual financial statements and related disclosures. As this process takes place after year-end, management operates and tests the effectiveness of such controls after year-end.

During Q4 2017, as a result of the SEC comment letter process and the subsequent detailed review of the amortisation methodology of mineral rights, management concluded that the existing methodology was not appropriate. This conclusion was communicated to the Staff in the formal response on December 5, 2017.

Following the telephone call with the Staff on December 18, 2017, management performed the following:

•	The Manager: Finance and appropriate accounting staff in the Australia Region consulted at length during late December 2017 and early January 2018, based on their understanding of the requirements of IAS 16 Property, Plant and Equipment (IAS 16), relating to the requirements to reliably estimate the useful life of an asset, as well as their understanding of the Australian operations, to establish the most appropriate methodology to amortise the mineral rights. The consultations included assessing the available information on the ore bodies to ensure that only information that could be reliably estimated was used in the amortisation of mineral rights calculations. Based on this assessment Manager: Finance developed an appropriate methodology, during December 2017 and early January 2018, and proposed this revised methodology in a position paper to the Chief Financial Officer and VP and Group Head of Finance on January 8, 2018.

•	The Chief Financial Officer and VP and Group Head of Finance, based on their understanding of IAS 16 as well as their understanding of the Australian operations, reviewed key inputs to the draft position paper, including the supporting calculations and the proposed accounting policy and methodology to ensure that the new methodology to amortise mineral rights proposed in the calculations and position paper was appropriate and was compliant with IFRS during December 2017 and early January 2018. Final review and sign off of the position paper was completed during the week ended January 12, 2018.

•	This new accounting methodology was reviewed and approved by the Audit Committee Chair on January 16, 2018 prior to submission to the Staff on January 18, 2018.

The amortisation charge for mineral rights under the new methodology was included in the Australian operations’ year-end reporting packs submitted to the Company for inclusion in the Company consolidation (February 5, 2018). Any changes to the process to calculate the amortisation and the related management review control over the completeness and accuracy of the calculation took place at the same time.

[***]

GF_6

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Selection of accounting methodology

The selection of the new accounting methodology was subject to the controls as outlined in response to 2 above.

Application of accounting methodology

Management at the Australian operations, with the relevant experience, skills and expertise, performed and reviewed the detailed componentisation and amortisation calculations of the mineral rights in terms of the newly selected accounting methodology. The key inputs in the calculations are the cost of the mineral rights, ounces mined and reserves and resources.

As these inputs are used in other estimates and judgements, the reliability of estimating the inputs are subject to existing processes and controls which were operating effectively during 2017 and as of December 31, 2017. Specifically, the design, implementation and effectiveness of the controls over reserves and resources and ounces mined did not change during 2017 or as a result of remediating the control deficiency. As the endowment ounces are no longer used in the amortisation methodology, the control to test the reasonable estimation thereof was eliminated.

As it was the first financial year of implementing the new methodology, an additional review over the calculations of the mineral rights was performed by the Chief Financial Officer and Manager: Finance of group management during the annual financial year-end reporting process.

As a result of the SEC comment letter process and the failure of the Q3 control to identify the inappropriate amortisation methodology in respect of the mineral rights, management performed a detailed review of all existing accounting policies and methodologies again following the description of the internal controls described above, as part of their 2017 annual year-end financial reporting process. Management reconsidered all accounting policies and methodologies that involved significant judgements and estimates and concluded they remain appropriate, relevant and in compliance with IFRS.

Impact on effectiveness assessment as of December 31, 2017

At the date of this letter, management is still completing their annual year-end financial reporting process and is yet to conclude on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

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*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 562 9796 or via e-mail at pauls@goldfields.com.

Sincerely

/s/ Paul Schmidt

Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission

Nicholas Holland, Gold Fields Limited

Taryn Harmse, Gold Fields Limited

Thomas B. Shropshire, Jr., Linklaters LLP

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